Exhibit 99.1

VIA SEDAR

September 13, 2012

British Columbia Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Office of the Administrator of Securities, New Brunswick
Nova Scotia Securities Commission	The Toronto Stock Exchange

Dear Sirs:

Re: Burcon NutraScience Corporation - Report of Voting Results

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure, the matters voted upon and the outcome of the votes at the Annual General Meeting of Shareholders of Burcon NutraScience Corporation (the "Corporation") held on September 12, 2012 in Vancouver, British Columbia are as follows:

1.	Election of Directors

According to proxies received and a vote by show of hands, the following individuals were elected as directors of the Corporation until the next annual meeting, with the following results:

Nominee	Votes For	%	Votes Withheld	%	Non- Vote	%
Allan Yap	11,279,096	87.34	1,103,903	8.55	530,332	4.11
Rosanna Chau	12,126,852	93.91	256,147	1.98	530,332	4.11
David Lorne John Tyrrell	12,126,852	93.91	256,147	1.98	530,332	4.11
Alan Chan	12,126,852	93.91	256,147	1.98	530,332	4.11
Matthew Hall	11,379,308	88.12	1,003,691	7.77	530,332	4.11
J. Douglas Gilpin	11,924,452	92.34	458,547	3.55	530,332	4.11
Bradford Allen	12,126,752	93.91	256,247	1.98	530,332	4.11

2.	Appointment of Auditors

According to proxies received and a vote by show of hands, PricewaterhouseCoopers LLP were re-appointed as auditors of the Corporation for the ensuing year, with the following results:

	Votes For	%	Votes Withheld	%	Non- Vote	%
Appointment of Auditor	12,814,331	99.23	99,000	0.77	0	0

BURCON NUTRASCIENCE CORPORATION

By:	“Dorothy K.T. Law”
Name: Dorothy K.T. Law
Title: Senior Vice President, Legal and
Corporate Secretary